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SEC Mail Processing Section DEC 2 - 2013 Washington DC 404

PUBLIC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-27639

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/12** (mm/dd/yy) AND ENDING **9/30/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caldwell Securities, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Liberty Ship Way #3200
(No. and Street)

Sausalito (City) **CA** (State) **94965-1757** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph F. Helmer **415-962-2526**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek,** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OD 12/18/13

OATH OR AFFIRMATION

I, **Joseph F. Helmer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Caldwell Securities, Incorporated**, as of **September 30, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____

[signature]
Signature

President
Title

Please See Attached For
CA GOV'T CODE 8202
Compliant Jurat
27·NOV·2013

____
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Caldwell Securities, Incorporated
(SEC ID No. 8-27639)

Annual Audit Report

September 30, 2013

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Caldwell Securities, Incorporated
(SEC ID No. 8-27639)

Annual Audit Report

September 30, 2013

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

CALIFORNIA
JURAT CERTIFICATE

State of California

County of MARIN

Subscribed and sworn to (or affirmed) before me on this 27TH day of NOVEMBER, 2013, by JOSEPH F. HELMER,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS MY HAND AND OFFICIAL SEAL.

[signature]

Signature of Notary Public

ERICA Y. JOUBERT
Commission # 1872349
Notary Public - California
Marin County
My Comm. Expires Dec 3, 2013

(Notary Seal)

OPTIONAL INFORMATION

The jurat contained within this document is in accordance with California law. Any affidavit subscribed and sworn to before a notary shall use the preceding wording or substantially similar wording pursuant to Civil Code sections 1189 and 8202. A jurat certificate cannot be affixed to a document sent by mail or otherwise delivered to a notary public, including electronic means, whereby the signer did not personally appear before the notary public, even if the signer is known by the notary public. The seal and signature cannot be affixed to a document without the correct notarial wording. As an additional option an affiant can produce an affidavit on the same document as the notarial certificate wording to eliminate the use of additional documentation.

DESCRIPTION OF ATTACHED DOCUMENT

Audit Annual Audit Report
(Title of document)

Number of Pages 3 (Including jurat)

Document Date ____________

____
(Additional Information)

CAPACITY CLAIMED BY THE SIGNER

_____ Individual
_____ Corporate Officer
_____ Partner
_____ Attorney-In-Fact
_____ Trustee
_____ Other: ____________

Caldwell Securities, Incorporated

September 30, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholders
Caldwell Securities, Incorporated
Sausalito, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Caldwell Securities, Incorporated (the "Company") as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and related notes.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Caldwell Securities, Incorporated as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

E Wintter + Associates

November 18, 2013

Caldwell Securities, Incorporated

Statement of Financial Condition

September 30, 2013

Assets	
Cash and cash equivalents	$ 64,473
Due from clearing broker	35,689
Accounts receivable	24,275
Prepaid expenses and other assets	2,600
Secured demand notes	620,000
Property and equipment, net of $40,959 accumulated depreciation	23,420
Goodwill	155,543
Total Assets	$ 926,000
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 8,926
Accrued compensation	15,308
Accrued commissions	24,807
Subordinated loan interest payable	4,167
Wellington Securities interest payable	3,626
Income taxes payable	10,804
Contingent consideration Wellington Securities	146,995
	214,633
Subordinated borrowings	620,000
Stockholders' Equity	
Common stock (no par value;10,000 shares authorized; 100 shares issued and outstanding)	1,000
Additional paid in capital	5,000
Retained earnings	85,367
Total Stockholders' Equity	91,367
Total Liabilities and Stockholders' Equity	$ 926,000

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2013

1. Organization

Caldwell Securities, Incorporated (the "Company") was incorporated on February 16, 1982, and began operations on June 1, 1982. The Company is currently located in Sausalito, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its securities transactions through its correspondent broker, Wedbush Securities Inc. ("Wedbush")The Company's primary source of revenue is providing fee-based investment advisory services to customers in northern California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation. Cash equivalents and short-term investments are stated at cost which approximates market value.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment
Property and equipment is carried at cost. Depreciation is calculated using the straight-line method and declining balance method over the estimated useful life of 5 years.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Investment Banking Fees
Investment banking revenues are earned from providing placement services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Commissions and Related Fees
In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a trade date basis as the transaction occurs. The Company has entered into a contract with Wedbush who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions. The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

2. Significant Accounting Policies Continued

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2009 and 2008, respectively. Income taxes payable shown in the accompanying statement of financial condition consists of federal and California taxes of $7,341 and $3,463, respectively. Deferred tax assets and liabilities of the Company are mainly due to federal and state depreciation and amortization, interest and net operating loss carry forward differences that were not significant at September 30, 2013.

The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2013, the Company's net capital was $524,128 which exceeded the requirement by $509,819.

5. Related Party Transactions

Subordinated Borrowings
The Company has a $120,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the National Association of Securities Dealers ("NASD") in 2007. The non-interest bearing note expires on January 31, 2017, and is secured by a security with a market value of $383,928 at September 30, 2013. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5. Related Party Transactions Continued

Subordinated Borrowings Continued

The Company has a $500,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the FINRA in 2012. The note expires on September 30, 2016, and is secured by securities with a total market value of $1,338,636 at September 30, 2013. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. Commitments

Acquisition of Wellington Securities

On October 2, 2012, the Company entered into an asset purchase agreement with Wellington Securities, Inc. ("Wellington") whereby Wellington transferred its client accounts and associates to the Company. As full consideration, the Company agreed to pay Wellington twenty-five percent of commissions and fees that the Company receives as a result of the production and services of Wellington for a period of thirty-two quarters, ending with the quarter ending December 31, 2020. Contingent consideration was estimated at fair value of $146,995 at September 30, 2013 using a discounted cash flow analysis. Accrued interest was $3,626 at September 30, 2013. As a result of the acquisition, the Company recognized goodwill of $155,543, which was not considered impaired at September 30, 2013.

Buy-Sell and Guardian Agreement

The Company entered into an agreement to purchase substantially all of the assets of and provide financial services for the clients of a registered investment advisor's (the "Advisor") financial services business under certain mandatory purchase and guardian obligations. In the event of death or disability of the Advisor, the Company is obligated to purchase substantially all of the assets of the financial services business based on an earn-out arrangement. In the event of temporary disability, injury or illness of the Advisor, the Company is obligated to provide financial services, planning and advice on a temporary basis, for a period not to exceed six months in one calendar year. The agreement will terminate on the earliest of July 22, 2020, the transfer of assets to a party other than the Company, written agreement, or breach of contract as defined.

7. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

7. Fair Value Measurements Continued

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The table below presents the amounts of assets and liabilities measured at fair value on a nonrecurring basis:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Goodwill	$ -	$ -	$ 155,543	$ 155,543
Liabilities at fair value:				
Contingent consideration				
Wellington	$ -	$ -	$ 146,995	$ 146,995

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent Events

The Company has evaluated subsequent events through November 18, 2013, the date which the financial statements were available to be issued.